Stoecklein Law Group, LLP

Practice Limited to Federal Securities

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San Diego, California 92101	Web: www.slgseclaw.com

February 20, 2014

Matthew Crispino
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:          Mirror Me, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 3, 2014
File No. 333-193101

Dear Mr. Crispino,

This correspondence is in response to your letter dated February 18, 2014 in reference to our filing of the Amendment No. 1 to Registration Statement on Form S-1 filed on February 3, 2014 on behalf of Mirror Me, Inc. (the “Company”), your file number 333-193101.

We have keyed our responses to your comment items in their original numeric order.

Cover Page

1.
You appear to be a shell company as defined in Rule 405 because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies and enhanced reporting requirements imposed on shell companies. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response:                      Per your inquiry of Mirror Me’s status of a shell company under Rule 405 of the Securities Act, the Company does not believe they fall under the category of a “shell company.”  The Company acknowledges they are a start up company with minimal operations; however; (i) the Company has a business, which with minimal investment has begun developing its website and mobile app, (ii) the Company has filed a trademark for their corporate logo on December 27, 2013, and (iii) the Company is beginning the process to sign up with Google’s AdSense program to allow the Company to begin generating revenues by allowing google to post advertisements. The placement of ads will allow the Company to generate at least some sort of revenues until the company is able to generate adequate revenue to maintain its business through in App advertising and sale of its App through the Apple store or other marketplaces.

Mirror Me, Inc.
February 20, 2014

And, while the Company is at a standstill in raising additional capital during this registration, they are drawing on a credit facility made available to the Company by its President, and are still proceeding with their original business plan. In Footnote 172, of SEC Release No. 33-8869, it was stated the definition of a reporting or non-reporting shell company was not intended to capture a “startup company,” or company with a limited operating history.  Therefore, the Company does not believe that they are the type of company that Rule 405 intended to capture within its definition.

Description of Business

Our Product, page 26

2.
We note your response to prior comment 9. Please revise to disclose the source of the professional reviews of the products that will be featured on your mobile application. For example, describe whether the reviews will be written by Ms. Vazquez or whether they will be obtained from an external source.

Response: The Company revised its disclosure to disclose the source of the professional reviews as follows:

Professional Advice on Beauty Products – Professional Make-up Artists like Ms. Vazquez and her make artist and esthetician acquaintances will write and provide professional advice about what the product promises and what it actually delivers.

Consultant, page 28

3.
We note your response to prior comment 8. Please revise the disclosure to describe the services that have or will be provided by TechiT Marketing Group, Inc. in exchange for the $2,500 initial payment. Also, file your agreement with TechiT Marketing Group, Inc. as an exhibit or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K. If the agreement is not in writing, please file as an exhibit a written description of the agreement. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: The Company revised its disclosure to describe the services that have or will be provided by TechiT in exchange for the $2,500 initial payment as follows:

The services being provided in exchange for the $2,500 initial payment are:

•	Design Mirror Me Logo
•	Website Theme and Initial Setup
•	Domain Purchase & Registration (2 yrs) www.mirrorme.biz
•	Virtual Private Server Rental 1 Year
•	Mobile App Setup & Deployment
•	Apple Individual Developers Subscription “Annual Fee”
•	WordPress Plugin Subscriptions

Mirror Me, Inc.
February 20, 2014

Plan of Operation, page 30

4.
We note your response to prior comment 11. Given that you anticipate incurring $8,250 in accounting expenses and $7,500 in legal expenses for the next twelve months in connection with your SEC reporting obligations, and you have only $890 of cash on hand as of November 30, 2013, it appears that you will require additional funding, either from the proceeds of this offering or from other sources, to continue nominal operations for the next 12 months. Accordingly, please revise the disclosure in this section and on page 31 or advise why such revisions are not required.

Response: The Company has revised its disclosure in this section (and on page 31). The disclosure was revised as follows:

If we were to not receive any additional funds, including the funds from this offering, we could not continue in business for the next 12 months. Our ability to continue operations for the next 12 months is contingent upon the receipt of funds from this offering and/or additional financing from Ms. Vazquez. We will not be able to fully implement our improved website or complete the development of our beauty application without additional funds, which will negatively impact the receipt of any significant revenues.

5.
We note your response to prior comment 12. You indicate in your revised disclosure that you will require $20,500 to complete the steps to be performed during Stage II of your business plan but, on page 17, you allocate only $12,750 of the proceeds from this offering for working capital. Revise this section to explain how you anticipate raising the funding necessary to cover the shortfall.

Response: The Company has revised its disclosure as follows:

Stage II: Development of our business operations based upon our receipt of funds from our offering of $12,750.

We have not commenced the majority of milestones set forth in Stage II of our Plan of Operation as a result of our not having the funds from our offering. In order to complete all the milestones in Stage II we will need to acquire additional funds through equity or debt financing, to the extent available. In the event we do not receive the funds from the offering or other source, then we will not be in a position to continue with the operations of Mirror Me.  No significant business will be accomplished until equity or debt is raised, or in the unlikely event that our business plan as currently developed, generates sufficient revenues to allow for major investment purchases.

Index to Financial Statements, page 37

6.	Please revise to reflect that the financial statements are for the period ended November 30, 2013.

Response: The Company has revised to reflect that the financial statements are for the period ended November 30, 2013.

Mirror Me, Inc.
February 20, 2014

In connection with the response to your comments, Mirror Me, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact myself or Jennifer Trowbridge at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP